Exhibit 2.1

BINDING OFFER TO PURCHASE

April 16, 2022

Messrs. Alex Spiro & Mark Murray

Jones Soda Co.

66 South Hanford Street
Seattle, WA 98134

Dear Sirs:

Re:         Offer from Simply Better Brands Corp. (“SBBC”) to undertake a business combination with Jones Soda Co. (“JSC”)

This letter (“Letter”) sets forth binding principal terms and conditions of a proposed business combination between SBBC and JSC (“Transaction”).

Subject to satisfaction or, where permitted, waiver of all conditions precedent in the Definitive Agreement (defined below), the Transaction will be completed as describe in broad terms herein, will be carried out on substantially the basis set out herein. Upon the execution by the parties to this Letter, the parties acknowledge they are prepared to proceed with the Transaction by, initially, setting out certain binding obligations (“Binding Provisions”) between and among the parties.

The Transaction will be conditional on, among other things: (i) appropriate tax advice; (ii) mutual due diligence; and (iii) the execution of a definitive agreement (“Definitive Agreement”) incorporating the terms set out herein and otherwise having terms and conditions customary for a transaction of the nature of the Transaction. The parties agree and acknowledge that: (i) the agreements set out by this Letter replaces and supersedes all other agreements among and between the parties; (ii) any and all prior offers related to JSC are hereby rescinded; and (iii) no offers in respect of a business combination or other agreement between JSC or its shareholders exist except under the terms and conditions hereof.

All amounts expressed are in United Sates dollars unless otherwise noted.

If this Letter is accepted, closing of the Transaction will be subject to the conditions set out below, and upon satisfaction of those conditions, the negotiation of the Definitive Agreement, regulatory and corporate approvals and, if necessary, shareholder approval.

1.	General Structure

The Transaction will be structured as a share exchange involving all of the outstanding shares of JSC or some other form of structure whereby SBBC or a subsidiary of SBBC acquires all of the outstanding shares of JSC. The structure would be determined upon completion of the due diligence review and tax analysis by both JSC and SBBC and as reflected in the Definitive Agreement (as defined herein).

Only if required pursuant to the structure of the Transaction as determined upon the completion of applicable securities analysis as well as the tax analysis noted above, all of the securities to be issued as part of the Transaction will be registered under the United States Securities Act of 1933, as amended, on a registration statement (a “Registration Statement”) filed with the United States Securities and Exchange Commission (“SEC”). In connection with the Transaction, JSC and SBBC will prepare and file a proxy statement/prospectus on a Registration Statement with the SEC and clear any comments to such Registration Statement.

2.	Transaction Value

SBBC will offer to purchase 100% of the issued and outstanding common shares of JSC at a deemed value of $0.75 per JSC common share, payable in fully paid and non-assessable common shares of SBBC based on a price per SBBC common share equal to $3.65 (“Share Consideration”). In addition, SBBC will assume all outstanding debt of JSC and exchange any dilutive securities of JSC for materially similar securities of SBBC based on an implied ratio of 0.20548 SBBC common shares for each one (1) JSC share held with the aggregate value being of the Transaction being approx. $98,902,257 on a fully-diluted basis (“Transaction Value”). The Transaction, Transaction Value and price of the Share Consideration will be subject all relevant polices, rules and approvals of the TSX Venture Exchange (or such other recognized stock exchange upon which the Share Consideration is listed for trading (“TSXV” or “Exchange”).

3.	Name

The name of SBBC will be changed to “Jones Soda”, or some derivation thereof, as soon as practicable following the successful completion of the Transaction (“Closing Date”).

4.	Management and the Board of Directors

Concurrent with the closing of the Transaction:

Management of SBBC will be:

Mark Murray; Chief Executive Officer

Kathy Casey; TBD

Bohb Blair; Chief Marketing Officer

Brian Meadows; Chief Financial Officer

Eric Chastain; President and COO, Jones Soda Division

The Board of Directors of SBBC will be:

Paul Norman; Chairman

Mark Murray

Alex Spiro

Jamie Colbourne

Clive Sirkin

Chad Bronstein

Plus an additional director to be nominated by SBBC prior to closing

5.	Fairness Opinion

The parties agree and acknowledge that each of JSC and SBBC will obtain fairness opinions related to the Transaction. It will be required and it is a condition precedent in favour of SBBC to the completion of the Transaction that JSC use good faith and all reasonable commercial efforts to provide access to management of JSC, as well as all needed documentation, in furtherance of SBBC obtaining a favourable fairness opinion in respect of the Transaction. It will be required and it is a condition precedent in favour of JSC to the completion of the Transaction that SBBC use good faith and all reasonable commercial efforts to provide access to management of SBBC, as well as all needed documentation, in furtherance of JSC obtaining a favourable fairness opinion in respect of the Transaction.

6.	Representations and Warranties

The Definitive Agreement will contain customary representations and warranties of the parties as are customary in the context of the Transaction.

7.	Costs

Each party is responsible for their own legal and other costs related to the Transaction.

8.	Due Diligence

Each of JSC and SBBC intend to conduct a due diligence investigation of the shares, share capital, prospects, business, assets, contracts, operations, records, rights, liabilities and obligations of the other, including financial, marketing, employee, legal, regulatory and environmental matters (“Due Diligence Investigation”).

Each of the officers/directors of JSC and SBBC will cause the other to provide complete access to the parties’ facilities, assets, books and records and will cause the directors, employees, accountants and other agents and representatives (collectively, “Representatives”) of such party to co-operate fully with each of JSC and SBBC and their respective authorized Representatives in connection with each party’s Due Diligence Investigation. The information provided by each party pursuant to the Due Diligence Investigation will be treated as “Confidential Information”. Neither party will be under any obligation to continue with its Due Diligence Investigation or negotiations regarding the Definitive Agreement if, at any time, the results of the Due Diligence Investigation are not satisfactory to it, for any reason in its sole discretion.

Each of JSC and SBBC will have a 30-day, or a mutually agreed upon, period (“Due Diligence Period”) commencing on the execution of this Letter within which to complete its Due Diligence Investigation and receive acceptable tax analysis as well as satisfying itself with respect to same (hereinafter, “Due Diligence Condition”). In the event that such party fails to notify the other in writing (“Due Diligence Waiver Notice”) that it has satisfied the Due Diligence Condition on or before the expiry of the Due Diligence Period and the parties have not agreed in writing on an extension of the Due Diligence Period, then this Letter will be at an end and of no further effect.

9.	Fiduciary Outs, Deal Protections and Expense Reimbursement

(a)	Each of JSC and SBBC may terminate this Letter of Intent by written notice to the other in the following circumstances:

(i)

to accept an unsolicited bona fide written proposal from a person who is an arm’s length third party made after the date of this Letter of Intent: (i) to acquire all of JSC’s outstanding shares or SBBC’s outstanding shares, as applicable, or all or substantially all of the assets of JSC or SBBC, as applicable; (ii) that complies with securities laws in all material respects; and (iii) did not result from or involve a breach of Section 14 hereof;

(ii)

if either of JSC’s or SBBC’s, as applicable, Due Diligence Investigation on the other party results in a discovery of a material fact in respect of the other party which would reasonably be expected to have a material adverse effect on such other party, in the sole discretion of the determining party; or

(iii)

if either JSC or SBBC, as applicable, receive corporate, securities or tax advice which makes the completion of the Transaction undesirable, or will result in a structure which is commercially unreasonable, in the sole discretion of the determining party.

(b)

If this Letter of Intent is terminated pursuant to Section 9(a), the party that terminates this Letter of Intent shall reimburse the other party upon demand for all of their out-of-pocket expenses, in an amount not to exceed $500,000.00, that shall have been incurred by them in connection with the proposed Transaction. Notwithstanding the foregoing, no party shall have the obligation to reimburse the other party for their out-of-pocket expenses if the this Letter of Intent is terminated in accordance with Section 13.

(c)

The Definitive Agreement will also contain deal protection provisions that are customary in Canadian board-supported transactions, including non-solicitation covenants, a right to match and a break fee commensurate with a transaction of this size.

10.	Conditions Precedent

The obligation of either party to complete the Transaction will be subject to the fulfilment of the following additional conditions as at the Closing Date:

(a)	the representations and warranties made by each party in the Definitive Agreement relating to:

(i)          organization and qualification and authority will be true and correct in all respects as of the date of the Definitive Agreement and at the Closing Date;

(ii)          capitalization will be true and correct in all material respects as of the date of the Definitive Agreement and at the Closing Date; and

(iii)          all other matters will be true and correct in all respects (disregarding any materiality qualifier therein) as of the date of the Definitive Agreement and at the Closing Date, unless the failure of such representations and warranties to be true and correct in all respects would not have a material adverse affect on either party, and each party will have provided to the other a certificate of two senior officers thereof certifying such accuracy on the Closing Date;

(b)

each party will have complied in all material respects with its covenants in the Definitive Agreement and each party will have provided to the other a certificate of two senior officers thereof certifying that it has so complied with such covenants;

(c)

since the date of the Definitive Agreement, there will not have occurred, or have been disclosed to the public (if previously undisclosed to the public), any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other changes, events, occurrences, effects or circumstances, has had or could reasonably be expected to have, a material adverse effect on either party and either party will have provided to the other a certificate of two senior officers thereof confirming same, with respect to each party;

(d)

dissent rights will not have been exercised (excluding any dissent rights that have been exercised and subsequently withdrawn) with respect to more than 5% of the issued and outstanding each parties' common shares;

(e)	such other customary conditions regarding no legal action or litigation;

(f)	each of SBBC and JSC, in their sole discretion, being satisfied with its Due Diligence Investigation;

(g)	mutual favourable tax and corporate structuring advice in relation to the Transaction;

(h)

JSC locking-up and obtaining support for the Transaction, by way of a reasonably acceptable voting and support agreement, all holders of JSC common shares individually holding in excess of 5% of the total issued and outstanding shares of JSC; and SBBC locking-up and obtaining support for the Transaction, by way of a reasonably acceptable voting and support agreement, all holders of SBBC common shares individually holding in excess of 15% of the total issued and outstanding shares of JSC;

(i)	if required, the Registration Statement being declared effective by the SEC;

(j)	approval of the Transaction by JSC shareholders;

(k)	approval of the Transaction by SBBC shareholders; and

(l)	approval of the TSXV or such other stock exchange on which the shares of the resulting issuer will be listed.

11.	Public Disclosure

Other than as required by law, JSC and SBBC will not, and will cause its respective officers, directors, employees, agents, advisors, consultants, Representatives not to, issue any statement or communication to any third party (other than to its legal, financial and accounting advisors, and shareholders) regarding the Transaction, including, if applicable, its termination and the reasons therefor, without the prior written consent of the other party, which will not be unreasonably withheld, delayed or conditioned. It is acknowledged by the parties that any binding agreement between and among the parties requires public disclosure in a timely manner and that any disclosure prior to that time will require the prior written consent of the other party which consent may be unreasonably withheld.

The Definitive Agreement will govern the public disclosure obligations of the parties following the signing of the Definitive Agreement.

12.	Confidentiality

Subject to the terms hereof, each of the parties hereto and its respective affiliates will maintain as confidential all information (including the terms of this Letter) (“Confidential Information”) provided to it ("Receiving Party") by the other party ("Disclosing Party") with respect to this Letter and will use such information only for the purpose set out herein and for no competitive or other purposes whatsoever, unless such information: (a) is already in the Receiving Party's possession and not subject to any obligation of confidentiality; (b) is or becomes generally available to the public other than as a result of unauthorized disclosure by or through the Receiving Party; (c) is or becomes available to the Receiving Party on a non-confidential basis from the Disclosing Party or a source other than the Disclosing Party, provided that such source is not known to the Receiving Party to be bound by any obligation of confidentiality to the Disclosing Party; or (d) is required to be disclosed by operation of applicable law or regulatory requirement. If the Receiving Party is required by legal process or otherwise requested to disclose any such information, the Receiving Party will provide the Disclosing Party with prompt notice of such request or requirement so that the Disclosing Party may seek an appropriate protective order or waive compliance with this requirement. Notwithstanding the foregoing, either party may disclose the aforementioned information to its officers, directors, employees and professional advisors as is necessary to proceed with a review of this Letter and the Transaction contemplated by it; provided that such affiliated parties agree to maintain as confidential all such information disclosed hereunder pursuant to these terms.

13.	Termination

This Letter: (a) may be terminated by the mutual written consent of JSC and SBBC, (b) will be terminated automatically if any of the SBBC and JAC fails to deliver the Due Diligence Waiver Notice prior to the expiration of the Due Diligence Period, (c) will be terminated automatically if the Definitive Agreement has not been entered into by 5:00 p.m. Toronto time on June 30, 2022 with each party in good faith working as expeditiously as possible to complete any requested or necessary tax analysis and due diligence investigations, and (d) will terminate upon the execution of the Definitive Agreement provided however, that the termination of this Letter will not affect the liability of a party for breach of any provision hereof prior to termination.

14.	Mutual Exclusivity

From the date of execution of this Letter by both parties until its termination, each of the parties shall not, and shall not authorize or permit any of its respective subsidiaries, affiliates, directors, officers, employees, agents, advisors or representatives, to directly or indirectly: (a) solicit, initiate, or take any action to facilitate or encourage the submission of any proposal to purchase its respective assets or ownership interests, other than in the ordinary course of business (b) enter into any agreement, arrangement or understanding with respect to any such proposal, (c) participate in any discussions or negotiations that may reasonably be expected to lead to any such proposal, or (d) furnish any information to any person to facilitate the making of any such proposal, or permit or cause any person or entity under its control to do any of the foregoing (an “Alternative Transaction”).

If any party, or any of its respective directors, officers, agents or advisors receive an unsolicited written proposal with respect to an Alternative Transaction from any other party that such party’s board of directors is willing to accept, such receiving party will, subject to any applicable duty of confidentiality, promptly (and in any event within 24 hours), notify and provide the other party with a copy of such proposal. Notwithstanding this Section 14, the receiving party may contact such third party to clarify the terms and conditions of such Alternative Transaction. If the receiving party’s board of directors determines in good faith (after consultation with its financial advisors and with its outside legal counsel) that the failure to pursue such a proposal for an Alternative Transaction would be inconsistent with its fiduciary duties (the “Board Determination”), then the exclusivity granted by this Section 14 shall not apply to such proposal, provided that the receiving party promptly notifies the other party in writing of the Board Determination, and provides the final proposed terms of the Alternative Transaction. The other party may, within five (5) calendar days from the date the receiving party provides the other party with notice of the Board Determination (including the final proposed terms of the Alternative Transaction), offer to amend this Letter of Intent, and the receiving party will accept such offer in the event such amended terms are, in the view of the receiving party’s board of directors, acting reasonably and after consultation with its legal and financial advisors, more favourable than those of the Alternative Transaction. In the event the other party has not made an offer which the receiving party has accepted within such five (5) calendar day period, this Letter of Intent shall automatically terminate upon the expiry of such period.

Immediately upon execution of this Letter of Intent, each party shall terminate, or cause to be terminated, any and all existing discussions or negotiations with any person or group of persons, other than the other party hereto and its respective affiliates, regarding any Alternative Transaction.

15.	Standstill

In order to ensure that the parties are able to engage in negotiations regarding the Transaction on terms agreeable to both parties, the parties have agreed that, for a period commencing on the date hereof and ending on the earlier of: (i) the date that is three months from the date of this Letter; and (b) the date the parties enter into the Definitive Agreement (for purposes of this paragraph, the “Standstill Period”), SBBC and its affiliates shall not, directly or indirectly, in any manner whatsoever: (i) acquire or agree to acquire or make any offer or proposal to acquire, in any manner, any securities or assets (other than an acquisition of inventory in the ordinary course of business) of JSC or any of its affiliates; (ii) assist, advise, encourage, agree with, discuss or negotiate or otherwise act in concert with any other persons to acquire or agree to acquire, in any manner, any securities or assets (other than an acquisition of inventory in the ordinary course of business) of JSC or any of its affiliates; (iii) solicit, or in any way participate in any solicitation of, proxies of the shareholders of JSC or any of its affiliates, or form, join or in any way participate in a proxy contest with respect to the securities of JSC or any of its affiliates; (iv) make any proposal for or offer of an extraordinary transaction (including, without limitation, by way of a take-over bid, tender or exchange offer, amalgamation, merger or other business combination) involving JSC or any of its affiliates or their respective securities or assets (other than an acquisition of inventory in the ordinary course of business); or (v) make any public announcement with respect to the foregoing, except as may be required by applicable law or regulatory authorities, other than with the written consent of JSC. If at any time during the Standstill Period, SBBC, its affiliates or representatives are approached by a third party concerning the participation of JSC, its affiliates or the third party in a transaction involving the assets of JSC or of its affiliates (other than an acquisition of inventory in the ordinary course of business) or businesses of, or securities issued by, JSC or any of its affiliates, SBBC shall promptly inform JSC of the nature of such transaction and the parties thereto. This Section 15 shall survive termination of this Letter (other than in the case of termination as a result of the execution of a Definitive Agreement by the parties).

16.	Good faith

Each of the parties agree to perform or cause to be performed all such acts and deeds as may be required to give full force and effect to the terms and provisions set out herein and to cooperate with each other and each other’s counsel and other professional advisors in the completion of required due diligence, the preparation, execution and delivery of any and all documents or instruments necessary to give full force and effect to the terms and provisions set out herein and in the Definitive Agreement and any other documents required to give effect hereto.

17.	Covenants of JSC

From the date of execution of this Letter until its termination, JSC will (a) conduct its business in the ordinary course in a manner consistent with past practice, (b) maintain its properties and other assets in good working condition (normal wear and tear excepted), (c) use its commercially reasonable efforts to maintain the business and employees, customers, assets and operations as an ongoing concern in accordance with past practice, (d) give SBBC prompt written notice of any material change in or affecting the business, affairs, operations, assets, liabilities or capital of JSC, and (e) promptly make available and/or provide to SBBC and its representatives and advisors complete access to its legal, financial and technical information and shall cause JSC’s employees, accountants and other representatives to cooperate fully with SBBC in connection with SBBC’s Due Diligence Investigation.

18.	Covenants of SBBC

From the date of execution of this Letter until its termination, SBBC will (a) conduct its business in the ordinary course in a manner consistent with past practice, (b) maintain its properties and other assets in good working condition (normal wear and tear excepted), (c) use its commercially reasonable efforts to maintain the business and employees, customers, assets and operations as an ongoing concern in accordance with past practice, (d) give JSC prompt written notice of any material change in or affecting the business, affairs, operations, assets, liabilities or capital of SBBC, and (e) promptly make available and/or provide to JSC and its representatives and advisors complete access to its legal, financial and technical information and shall cause SBBC’s employees, accountants and other representatives to cooperate fully with JSC in connection with JSC Due Diligence Investigation.

19.	Binding Nature of Agreement

This Letter of Intent enures to the benefit of and is binding upon the parties to this agreement and their successors and permitted assigns; provided that this agreement will not be assignable by either party without the prior written consent of the other.

20.	Applicable Law

This Letter shall be governed by the laws of Ontario and the laws of Canada applicable therein.

21.	Counterparts

This Letter may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same Letter. Counterparts may be delivered either in original or in electronic form and the parties adopt any signature received electronically as original signatures of the parties.

Remainder of page intentionally blank; signature page follows.

If the foregoing is your understanding and you are willing to continue our negotiations on this basis, please so indicate by signing this Letter in the appropriate space below and returning a copy to SBBC at the address above. The proposal set forth in this Letter shall terminate if not accepted on or before 5:00pm on April 18, 2022.

Dated as of the date first above written.

Yours truly,

Michael Galloro

Brian Meadows

AGREED TO AND ACCEPTED BY:

JONES SODA CO. Authorized Signatory